FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item 1	Press Release dated July 20, 2005, titled “CN raises full-year 2005 earnings outlook as second-quarter diluted earnings per share rise 30 per cent to $1.47”.

Item 1

News
North America’s Railroad	FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN raises full-year 2005 earnings outlook as second-quarter diluted earnings per share rise 30 per cent to $1.47

MONTREAL, July 20, 2005 — CN today reported its financial and operating results for the second quarter and six-month period ended June 30, 2005.

Financial highlights, and increased full-year 2005 earnings forecast

•	Diluted earnings per share of $1.47 for the second quarter of 2005, up 30 per cent from $1.13 reported for second-quarter 2004;

•	Second-quarter 2005 net income of $416 million, an increase of 28 per cent from second-quarter 2004 net income of $326 million;

•	Second-quarter 2005 operating income of $713 million, an increase of 24 per cent;

•	Record second-quarter operating ratio of 61.2 per cent, a 4.3-percentage point improvement over second-quarter 2004 performance;

•	Free cash flow of $787 million for the first half of 2005, compared with $587 million for the comparable period of 2004; (1)

  Strong results and solid outlook prompt management to increase full-year 2005 earnings guidance – diluted earnings per share for the year now expected to rise in the range of 20 to 25 per cent, compared with previous guidance of 10-15 per cent increase over 2004 EPS of $4.34.

E. Hunter Harrison, president and chief executive officer of CN, said: “CN had a terrific quarter and first half of the year, demonstrating once again the power of the company’s business model – precision railroading and the pursuit of profitable, sustainable growth – along with the strength of our freight franchise. A key measure of our success was a record second-quarter operating ratio of 61.2 per cent.

“On the revenue side, CN’s core merchandise businesses – including forest products, metals and minerals, and petroleum and chemicals – continued to register solid gains during the quarter. CN’s intermodal business also performed well, benefiting from strong container imports via the Port of Vancouver, as did our coal business, which saw shipments from new metallurgical-coal mines in Western Canada. Grain and fertilizers revenues were affected by decreased availability of high-quality grain in Canada, while our automotive business experienced lower production at some of the southern Ontario production facilities we serve.

“Our free cash flow performance was outstanding and will permit us to reward shareholders with a new share buy-back program effective July 25, 2005. (See accompanying press release.) Under this program, CN plans to purchase for cancellation up to 16 million, or about six per cent, of the issued and outstanding shares of the company.”

Second-quarter revenues increased by 10 per cent to $1,838 million, largely owing to freight rate increases, which included a higher fuel surcharge as a result of increases in crude oil prices, and the inclusion of revenues from the rail and related holdings of Great Lakes Transportation LLC (GLT) and BC Rail. Partly offsetting these gains was the unfavourable $80-million translation impact of the stronger Canadian dollar on U.S.-dollar denominated revenues.

CN consolidated the operations of GLT and BC Rail on May 10, 2004, and July 14, 2004, respectively.

Operating expenses for the second quarter of 2005 increased by three per cent to $1,125 million, largely as a result of increased fuel costs and the inclusion of GLT and BC Rail expenses. These expense increases were partly offset by the favourable $50-million translation impact of the stronger Canadian dollar on U.S.-dollar denominated expenses, and lower labour and fringe benefits expenses.

The continued appreciation of the Canadian dollar reduced the company’s second-quarter 2005 net income by approximately $15 million.

First-half 2005 financial results

Net income for the first six months of 2005 was $715 million, or $2.51 per diluted share, compared with $536 million, or $1.85 per diluted share, for the comparable period of 2004.

Operating income for the first half of 2005 rose 28 per cent to $1,239 million.

CN’s operating ratio for the first six months of 2005 was 65.0 per cent, an improvement of 3.7 percentage points.

Revenues for the first half of 2005 rose 14 per cent to $3,544 million, mainly due to freight rate increases, the inclusion of GLT and BC Rail revenues, and a return to normal intermodal volumes following the first quarter 2004 Canadian Auto Workers (CAW) strike. Partly offsetting these gains was the unfavourable $140-million translation impact of the stronger Canadian dollar on U.S.-dollar denominated revenues.

Operating expenses increased eight per cent to $2,305 million, primarily due to increased fuel costs and the inclusion of GLT and BC Rail expenses, partly offset by the favourable $85-million translation impact of the stronger Canadian dollar on U.S.-dollar denominated expenses.

The continued appreciation of the Canadian dollar reduced the company’s first-half 2005 net income by approximately $30 million.

In the first quarter of 2004, the CAW strike reduced CN’s operating income and net income by $35 million and $24 million, respectively.

Increased full-year 2005 earnings guidance

Harrison said: “CN’s strong first-half financial and operating performance, along with continued improvements in pricing, gives management confidence that the company will exceed previous earnings guidance for full-year 2005.

“CN now expects 2005 diluted earnings per share will rise in the range of 20 to 25 per cent over 2004 earnings of $4.34 per diluted share. This new earnings outlook compares with the Company’s previous earnings growth forecast of 10 to 15 per cent for 2005. Our employees are performing strongly and we expect to continue to deliver solid benefits to shareholders.”

The financial results in this press release are reported in Canadian dollars and were determined on the basis of U.S. generally accepted accounting principles (U.S. GAAP).

(1) Please see discussion and reconciliation of this non-GAAP adjusted performance measure in the attached supplementary schedule, Non-GAAP Measures.

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risks and uncertainties and that its results could differ materially from those expressed or implied in such statements. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, its Annual Information Form filed with the Canadian securities regulators, its 2004 Annual and 2005 Quarterly Consolidated Financial Statements and notes thereto, and Management’s Discussion and Analysis, for a summary of major risks.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
System Director, Media Relations	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)

(In millions, except per share data)

	Three months ended		Six months ended
	June 30		June 30

	2005	2004(1)	2005	2004(1)

	(Unaudited)

Revenues	$1,838	$1,665	$3,544	$3,103

Operating expenses	1,125	1,090	2,305	2,133

Operating income	713	575	1,239	970
Interest expense	(78)	(68)	(153)	(140)
Other loss	(5)	(23)	(9)	(36)

Income before income taxes	630	484	1,077	794
Income tax expense	(214)	(158)	(362)	(258)

Net income	$416	$326	$715	$536

Earnings per share
Basic	$1.50	$1.14	$2.55	$1.88
Diluted	$1.47	$1.13	$2.51	$1.85
Weighted-average number of shares
Basic	278.1	284.9	280.0	284.7
Diluted	283.0	289.2	285.2	289.0

See accompanying notes to consolidated financial statements.

(1) Includes GLT as of May 10, 2004. (See Note 2 - Acquisitions)

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF OPERATING INCOME (U.S. GAAP)

(In millions)

	Three months ended June 30					Six months ended June 30

				Variance					Variance
	2005	2004	(1)	Fav (Unfav)		2005	2004	(1)	Fav (Unfav)

	(Unaudited)

Revenues

Petroleum and chemicals	$271	$259		5%		$546	$509		7%
Metals and minerals	214	184		16%		413	318		30%
Forest products	450	369		22%		854	689		24%
Coal	97	74		31%		176	141		25%
Grain and fertilizers	260	274		(5%	)	536	530		1%
Intermodal	313	287		9%		600	515		17%
Automotive	139	143		(3%	)	261	273		(4%	)
Other items	94	75		25%		158	128		23%

	1,838	1,665		10%		3,544	3,103		14%

Operating expenses

Labor and fringe benefits	436	466		6%		935	885		(6%	)
Purchased services and material	196	181		(8%	)	402	371		(8%	)
Depreciation and amortization	158	150		(5%	)	314	292		(8%	)
Fuel	179	123		(46%	)	345	245		(41%	)
Equipment rents	53	68		22%		100	131		24%
Casualty and other	103	102		(1%	)	209	209		-

	1,125	1,090		(3%	)	2,305	2,133		(8%	)

Operating income	$713	$575		24%		$1,239	$970		28%

Operating ratio	61.2%	65.5%		4.3		65.0%	68.7%		3.7

See accompanying notes to consolidated financial statements.

(1) Includes GLT as of May 10, 2004. (See Note 2 - Acquisitions)

Certain of the 2004 comparative figures have been reclassified in order to be consistent with the 2005 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)

(In millions)

	June 30	December 31	June 30
	2005	2004	2004

	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$155	$147	$135
Accounts receivable (Note 4)	662	793	617
Material and supplies	187	127	169
Deferred income taxes	181	364	102
Other	279	279	260

	1,464	1,710	1,283

Properties	20,057	19,715	19,789
Intangible and other assets	918	940	898

Total assets	$22,439	$22,365	$21,970

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued charges	$1,577	$1,605	$1,485
Current portion of long-term debt (Note 4)	83	578	256
Other	82	76	70

	1,742	2,259	1,811

Deferred income taxes	4,910	4,723	5,129
Other liabilities and deferred credits	1,499	1,513	1,471
Long-term debt (Note 4)	5,034	4,586	4,568

Shareholders' equity:
Common shares	4,640	4,706	4,704
Accumulated other comprehensive loss	(106)	(148)	(35)
Retained earnings	4,720	4,726	4,322

	9,254	9,284	8,991

Total liabilities and shareholders' equity	$22,439	$22,365	$21,970

See accompanying notes to consolidated financial statements.

Certain of the 2004 comparative figures have been reclassified in order to be consistent with the 2005 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP)

(In millions)

	Three months ended		Six months ended
	June 30		June 30

	2005	2004 (1)	2005	2004 (1)

	(Unaudited)
Common shares (2)
Balance, beginning of period	$4,715	$4,682	$4,706	$4,664
Stock options exercised and other	15	22	101	40
Share repurchase program (Note 4)	(90)	-	(167)	-

Balance, end of period	$4,640	$4,704	$4,640	$4,704

Accumulated other comprehensive loss
Balance, beginning of period	$(91)	$(111)	$(148)	$(129)
Other comprehensive income (loss):
Unrealized foreign exchange loss on translation of
U.S. dollar denominated long-term debt designated as a
hedge of the net investment in U.S. subsidiaries	(40)	(97)	(77)	(129)
Unrealized foreign exchange gain on translation of
the net investment in foreign operations	49	153	93	207
Increase (decrease) in unrealized holding gains on fuel
derivative instruments (Note 6)	(31)	23	47	43
Unrealized holding gain on interest rate derivatives	-	33	-	18

Other comprehensive income (loss) before income taxes	(22)	112	63	139
Income tax recovery (expense)	7	(36)	(21)	(45)

Other comprehensive income (loss)	(15)	76	42	94

Balance, end of period	$(106)	$(35)	$(106)	$(35)

Retained earnings
Balance, beginning of period	$4,684	$4,052	$4,726	$3,897
Net income	416	326	715	536
Share repurchase program (Note 4)	(311)	-	(581)	-
Dividends	(69)	(56)	(140)	(111)

Balance, end of period	$4,720	$4,322	$4,720	$4,322

See accompanying notes to consolidated financial statements.

(1)	Includes GLT as of May 10, 2004. (See Note 2 - Acquisitions)

(2)	During the three and six months ended June 30, 2005, the Company issued 0.3 million and 2.3 million common shares, respectively, as a result of stock options exercised. At June 30, 2005, the Company had 275.4 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)

(In millions)

	Three months ended		Six months ended
	June 30		June 30

	2005	2004 (1)	2005	2004 (1)

	(Unaudited)
Operating activities

Net income	$416	$326	$715	$536
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization	159	152	316	295
Deferred income taxes	162	87	298	142
Equity in earnings of English Welsh and Scottish Railway	(1)	3	(6)	8
Other changes in:
Accounts receivable	70	(68)	134	(60)
Material and supplies	(8)	(3)	(59)	(38)
Accounts payable and accrued charges	(60)	37	(81)	(29)
Other net current assets and liabilities	53	48	43	19
Other	(6)	8	8	22

Cash provided from operating activities	785	590	1,368	895

Investing activities
Net additions to properties	(318)	(259)	(471)	(384)
Acquisition of Great Lakes Transportation LLC's
railroads and related holdings (Note 2)	-	(553)	-	(553)
Other, net	69	31	73	172

Cash used by investing activities	(249)	(781)	(398)	(765)

Dividends paid	(69)	(56)	(140)	(111)

Financing activities
Issuance of long-term debt	473	3,530	1,093	4,021
Reduction of long-term debt	(596)	(3,340)	(1,247)	(4,066)
Issuance of common shares	10	17	80	31
Repurchase of common shares	(401)	-	(748)	-

Cash provided from (used by) financing activities	(514)	207	(822)	(14)

Net increase (decrease) in cash and cash equivalents	(47)	(40)	8	5
Cash and cash equivalents, beginning of period	202	175	147	130

Cash and cash equivalents, end of period	$155	$135	$155	$135

Supplemental cash flow information
Net cash receipts from customers and other	$1,834	$1,619	$3,720	$3,023
Net cash payments for:
Employee services, suppliers and other expenses	(892)	(841)	(2,005)	(1,772)
Interest	(52)	(54)	(143)	(128)
Workforce reductions	(21)	(24)	(52)	(56)
Personal injury and other claims	(21)	(19)	(48)	(55)
Pensions	(52)	(60)	(54)	(66)
Income taxes	(11)	(31)	(50)	(51)

Cash provided from operating activities	$785	$590	$1,368	$895

See accompanying notes to consolidated financial statements.

(1) Includes GLT as of May 10, 2004. (See Note 2 - Acquisitions)

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 – Basis of presentation

In management’s opinion, the accompanying unaudited interim consolidated financial statements, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at June 30, 2005 and December 31 and June 30, 2004, its results of operations, changes in shareholders’ equity and cash flows for the three and six months ended June 30, 2005 and 2004.

These interim consolidated financial statements and notes have been prepared using accounting policies consistent with those used in preparing the Company’s 2004 Annual Consolidated Financial Statements. While management believes that the disclosures presented are adequate to make the information not misleading, these interim consolidated financial statements and notes should be read in conjunction with the Company’s Interim Management’s Discussion and Analysis and Annual Consolidated Financial Statements and notes thereto.

Note 2 – Acquisitions

Great Lakes Transportation LLC’s railroads and related holdings (GLT) and BC Rail Partnership and the former BC Rail Ltd. (collectively BC Rail) were acquired and consolidated effective May 10, 2004 and July 14, 2004, respectively. Accordingly, the Company’s results of operations for the quarter and six months ended June 30, 2004 included the results of operations of GLT as of May 10, 2004 and excluded those of BC Rail.

      The Company’s final cost to acquire GLT of U.S.$395 million (Cdn$547 million) and BC Rail of $991 million, included purchase price adjustments and transaction costs. By the second quarter of 2004, the Company had paid U.S.$399 million (Cdn$553 million) for the acquisition of GLT. The Company subsequently received Cdn$6 million for purchase price adjustments finalized in the third quarter.

      The Company had estimated, on a preliminary basis, the fair value of GLT’s and BC Rail’s assets acquired, owned and leased, and liabilities assumed at acquisition based on then current available information. The Company has since finalized the allocations of the GLT and BC Rail purchase price and has not made any significant adjustments to the preliminary purchase price allocations as presented in Note 3 – Acquisitions, of the Company’s 2004 Annual Consolidated Financial Statements.

      For comparative purposes only, if the Company had acquired both GLT and BC Rail on January 1, 2004, based on their respective historical amounts, net of the amortization of the difference between the Company’s cost to acquire GLT and BC Rail and their respective net assets (based on preliminary estimates of the fair value of GLT’s and BC Rail’s assets and liabilities), revenues, net income, and basic and diluted earnings per share would have been $1,761 million, $338 million, $1.19 per basic share and $1.17 per diluted share, respectively, for the three months ended June 30, 2004 and $3,318 million, $550 million, $1.93 per basic share and $1.90 per diluted share, respectively, for the six months ended June 30, 2004.

      The pro forma figures for both GLT and BC Rail do not reflect synergies, and accordingly, do not account for any potential increases in operating income, any estimated cost savings or facilities consolidation.

Note 3 – Note receivable from English Welsh and Scottish Railway (EWS)

On April 28, 2005, EWS fully redeemed the Company’s 8% note receivable due 2009. The Company received £26 million (Cdn$61 million), which included principal and accrued but unpaid interest at the date of redemption.

Note 4 – Financing activities

In January 2005, the Company repaid its borrowings of U.S.$90 million (Cdn$108 million) outstanding at December 31, 2004 under its U.S.$1,000 million revolving credit facility. On March 29, 2005, the Company refinanced, by way of amendment, its revolving credit facility, which was scheduled to mature in December 2005, for a five-year period to March 2010. The credit facility is available for general corporate purposes, including back-stopping the Company’s commercial paper program. The credit facility provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The amended credit facility agreement retains customary limitations on debt as a percentage of total capitalization, but eliminates the requirement for maintaining tangible net worth above pre-defined levels. The Company has been in compliance with these covenants throughout the period. As at June 30, 2005, the Company had letters of credit of $301 million under its revolving credit facility and outstanding borrowings of U.S.$323 million (Cdn$397 million) under its commercial paper program.

      In May 2005, the Company repaid U.S.$100 million (Cdn$125 million) of 7.75% 10-year Notes with cash on hand.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The Company has an accounts receivable securitization program, expiring in June 2006, under which it may sell, on a revolving basis, a maximum of $500 million ($450 million prior to February 2005) of eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% of receivables sold, which is recorded in Other current assets. At June 30, 2005, pursuant to the agreement, $492 million had been sold, compared to $445 million at December 31, 2004.

On July 20, 2005, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 16.0 million common shares between July 25, 2005 and July 24, 2006 pursuant to a normal course issuer bid, at prevailing market prices.

      In the second quarter of 2005, the Company completed its 14.0 million share repurchase program, which began November 1, 2004, repurchasing the remaining 5.4 million common shares for $401 million, at an average price of $74.30 per share. The total cost of the program was $1,021 million (average price per share of $72.94), with 10.0 million shares repurchased in 2005 for $748 million (average price per share of $74.78).

Note 5 – Stock-based compensation

For the three and six months ended June 30, 2005 and 2004, the Company recorded total compensation cost for awards under all plans of $13 million and $41 million, respectively, and $21 million and $25 million, respectively, for the same periods in 2004.

(a) Restricted share units
In the first half of 2005, the Company granted approximately 0.4 million restricted share units (RSUs) to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted are scheduled for payout after three years and vest upon the attainment of targets relating to return on invested capital over the three-year period and to the Company’s share price during the three-month period ending December 31, 2007. At June 30, 2005, the Company had approximately 1.6 million RSUs outstanding under the Plan. For the three and six months ended June 30, 2005, the Company recorded compensation cost of $12 million and $31 million, respectively, compared to $4 million and $7 million, for the same 2004 periods.

(b) Stock options
In the first half of 2005, the Company granted approximately 0.7 million conventional stock options to designated senior management employees, that vest over a period of four years of continuous employment. The total number of options outstanding at June 30, 2005, including conventional, performance, and performance-accelerated options was 11.5 million. For the three and six months ended June 30, 2005, the Company recorded compensation cost of $4 million and $11 million, respectively, compared to $3 million and $5 million, respectively, for the same 2004 periods. At June 30, 2005, 8.1 million options remained authorized for future issuances.

(c) Vision 2008 Share Unit Plan
In the first quarter of 2005, the Board of Directors of the Company approved a special share unit plan with a four-year term to December 2008, entitling designated senior management employees to receive payout in cash in January 2009. The Company granted 0.4 million share units which vest conditionally upon the attainment of targets relating to the Company’s share price during the six-month period ending December 31, 2008. Payout is also conditional upon the attainment of targets relating to return on invested capital over the four-year period and to the Company’s share price during the 20-day period ending on December 31, 2008. Award payout will be equal to the number of share units vested on December 31, 2008 multiplied by the Company’s 20-day average share price ending on such date. Due to the nature of the vesting conditions, no compensation cost was recorded for the three and six months ended June 30, 2005.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The Company follows the fair value based approach for stock option awards and had prospectively applied this method of accounting to all awards granted, modified or settled on or after January 1, 2003. The Company follows the intrinsic value method for cash settled awards. If compensation cost had been determined based upon fair values at the date of grant for awards under all plans, the Company’s pro forma net income and earnings per share would have been as follows:

	Three months ended		Six months ended
	June 30		June 30

In millions, except per share data	2005	2004	2005	2004

Net income, as reported	$416	$326	$715	$536

Add (deduct) compensation cost, net of
applicable taxes, determined under:

Fair value method for all awards granted after
Jan 1, 2003 (SFAS No. 123)	10	6	31	10
Intrinsic value method for performance-based
awards granted prior to 2003 (APB 25)	-	9	-	9
Fair value method for all awards (SFAS No. 123)	(16)	(22)	(43)	(34)

Pro forma net income	$410	$319	$703	$521

Basic earnings per share, as reported	$1.50	$1.14	$2.55	$1.88
Basic earnings per share, pro forma	$1.47	$1.12	$2.51	$1.83

Diluted earnings per share, as reported	$1.47	$1.13	$2.51	$1.85
Diluted earnings per share, pro forma	$1.45	$1.10	$2.46	$1.80

      Compensation cost related to stock option awards granted in the current period under the fair value based approach was calculated using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended			Six months ended
	June 30			June 30

	2005	2004	(1)	2005	2004	(1)

Expected option life (years)	5.2	-		5.2	-
Risk-free interest rate	3.19%	-		3.55%	-
Expected stock price volatility	25%	-		25%	-
Average dividend per share	$1.00	-		$1.00	-

Weighted average fair value of options granted	$18.71	$-		$18.48	$-

(1) In the first half of 2004, the Company did not grant any stock option awards.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 6 – Derivative instruments

Fuel
At June 30, 2005, the Company had hedged approximately 48% of the estimated remaining 2005 fuel consumption, representing approximately 98 million U.S. gallons at an average price of U.S.$0.79 per U.S. gallon, and approximately 17% of the estimated 2006 fuel consumption, representing approximately 69 million U.S. gallons at an average price of U.S.$0.89 per U.S. gallon. These derivative instruments are carried at market value on the balance sheet and are accounted for as cash flow hedges whereby the effective portion of the cumulative change in the market value of the derivative instruments has been recorded in Other comprehensive income (loss). At June 30, 2005, Accumulated other comprehensive loss included unrealized gains of $139 million, $94 million after tax ($92 million, $62 million after tax at December 31, 2004), of which $133 million relates to derivative instruments that will mature within the next twelve months and are presented in Other current assets.

Note 7 – Pensions and other post-retirement benefits

For the three and six months ended June 30, 2005 and 2004, the components of net periodic benefit cost for pensions and other post-retirement benefits were as follows:

(a) Components of net periodic benefit cost for pensions

	Three months ended		Six months ended
	June 30		June 30

In millions	2005	2004	2005	2004

Service cost	$35	$29	$71	$58
Interest cost	186	181	371	361
Amortization of prior service cost	5	5	10	10
Expected return on plan assets	(221)	(208)	(442)	(416)
Recognized net actuarial loss	1	1	1	1

Net periodic benefit cost	$6	$8	$11	$14

(b) Components of net periodic benefit cost for post-retirement benefits

	Three months ended		Six months ended
	June 30		June 30

In millions	2005	2004	2005	2004

Service cost	$2	$2	$4	$4
Interest cost	5	5	10	9
Amortization of prior service cost	1	1	1	2
Recognized net actuarial loss (gain)	(1)	1	(2)	1

Net periodic benefit cost	$7	$9	$13	$16

      For the 2005 funding year, the Company expects to make total contributions of $120 million for all its defined benefit plans of which $54 million had been made at June 30, 2005.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 8 – Major commitments and contingencies

A. Commitments
As at June 30, 2005, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment at an aggregate cost of $554 million ($194 million at December 31, 2004). The Company also had outstanding information technology service contracts of $14 million and agreements with fuel suppliers to purchase approximately 78% of the estimated remaining 2005 volume, 50% of its anticipated 2006 volume, and 12% of its anticipated 2007 volume at market prices prevailing on the date of the purchase.

B. Contingencies
In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

      In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

      In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major expense for the railroad industry. The Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted occupational disease claims, based on actuarial estimates of their ultimate cost. A liability for the minimum amount of unasserted occupational disease claims is also accrued to the extent they can be reasonably estimated. The amount recorded reflects a 25-year horizon, as the Company expects that a large majority of these cases will be received over such period. An actuarial study is conducted on an annual basis by an independent actuarial firm. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

      As at June 30, 2005, the Company had aggregate reserves for personal injury and other claims of $679 million ($642 million at December 31, 2004). Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at June 30, 2005, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

C. Environmental matters
The Company’s operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

      While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years, based on known information, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;
(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

      As at June 30, 2005, the Company had aggregate accruals for environmental costs of $117 million ($113 million as at December 31, 2004).

D. Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which extend over the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety bonds, and indemnifications that are customary for the type of transaction or for the railway business.

      Effective January 1, 2003, the Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2006 and 2012, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At June 30, 2005, the maximum exposure in respect of these guarantees was $96 million of which $8 million has been recorded. Of that amount, $6 million represents the expected cash outlay for such guarantees, while the remaining $2 million represents the Company’s obligation to stand ready and honor the guarantees that were entered into subsequent to January 1, 2003. There are no recourse provisions to recover any amounts from third parties.

Other guarantees
The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at June 30, 2005, the maximum potential liability under these guarantees was $449 million of which $358 million was for workers’ compensation and other employee benefits and $91 million was for equipment under leases and other. The Company has granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.

      As at June 30, 2005, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees. The guarantee instruments mature at various dates between 2005 and 2010.

CN Pension Plan, CN 1935 Pension Plan and BC Rail Ltd Pension Plan
The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, the trustee of the BC Rail Ltd Pension Trust Fund, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements or trust deeds. As at June 30, 2005, the Company had not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; (h) trust agreements relating to pension plans and other plans, including those establishing trust funds to secure the payment to certain officers and senior employees of special retirement compensation arrangements; (i) pension transfer agreements, (j) master agreements with financial institutions governing derivative transactions; and (k) settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

      The Company has entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of the guarantees and accordingly, no liability was recorded. As at June 30, 2005, the carrying value for guarantees for which the Company was able to determine the fair value, was $1 million. There are no recourse provisions to recover any amounts from third parties.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (U.S. GAAP)

	Three months ended			Six months ended
	June 30			June 30

	2005	2004	(1)	2005	2004	(1)

	(Unaudited)
Statistical operating data
Freight revenues ($ millions)	1,744	1,590		3,386	2,975
Gross ton miles (GTM) (millions)	86,206	83,179		170,682	161,132
Revenue ton miles (RTM) (millions)	44,750	43,187		89,657	84,481
Carloads (thousands)	1,204	1,145		2,391	2,122
Route miles (includes Canada and the U.S.)	19,221	17,898		19,221	17,898
Employees (end of period)	22,462	22,514		22,462	22,514
Employees (average during period)	22,519	22,192		22,444	21,759

Productivity
Operating ratio (%)	61.2	65.5		65.0	68.7
Freight revenue per RTM (cents)	3.90	3.68		3.78	3.52
Freight revenue per carload ($)	1,449	1,389		1,416	1,402
Operating expenses per GTM (cents)	1.31	1.31		1.35	1.32
Labor and fringe benefits expense per GTM (cents)	0.51	0.56		0.55	0.55
GTMs per average number of employees (thousands)	3,828	3,748		7,605	7,405
Diesel fuel consumed (U.S. gallons in millions)	102	98		206	193
Average fuel price ($/U.S. gallon)	1.66	1.27		1.60	1.24
GTMs per U.S. gallon of fuel consumed	845	849		829	835

Safety indicators
Injury frequency rate per 200,000 person hours	2.1	2.5		2.3	2.5
Accident rate per million train miles	1.4	1.2		1.3	1.3

Financial ratios
Debt to total capitalization ratio (% at end of period)	35.6	34.9		35.6	34.9

(1) Includes GLT as of May 10, 2004.

Certain of the comparative statistical data and related productivity measures have been restated to reflect changes to estimated statistical data previously reported.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)

	Three months ended June 30					Six months ended June 30

				Variance					Variance
	2005	2004	(1)	Fav (Unfav)		2005	2004	(1)	Fav (Unfav)

	(Unaudited)
Revenue ton miles (millions)

Petroleum and chemicals	7,617	7,620		-		15,675	15,314		2%
Metals and minerals	4,101	4,179		(2%	)	8,394	7,987		5%
Forest products	10,833	9,651		12%		21,073	18,450		14%
Coal	3,799	3,110		22%		7,184	6,297		14%
Grain and fertilizers	9,360	9,985		(6%	)	19,728	19,967		(1%	)
Intermodal	8,199	7,737		6%		15,962	14,727		8%
Automotive	841	905		(7%	)	1,641	1,739		(6%	)

	44,750	43,187		4%		89,657	84,481		6%
Freight revenue / RTM (cents)

Total freight revenue per RTM	3.90	3.68		6%		3.78	3.52		7%
Commodity groups:
Petroleum and chemicals	3.56	3.40		5%		3.48	3.32		5%
Metals and minerals	5.22	4.40		19%		4.92	3.98		24%
Forest products	4.15	3.82		9%		4.05	3.73		9%
Coal	2.55	2.38		7%		2.45	2.24		9%
Grain and fertilizers	2.78	2.74		1%		2.72	2.65		3%
Intermodal	3.82	3.71		3%		3.76	3.50		7%
Automotive	16.53	15.80		5%		15.90	15.70		1%

Carloads (thousands)

Petroleum and chemicals	148	147		1%		302	294		3%
Metals and minerals	237	200		19%		475	296		60%
Forest products	182	161		13%		363	313		16%
Coal	117	100		17%		221	203		9%
Grain and fertilizers	134	144		(7%	)	278	286		(3%	)
Intermodal	312	313		-		606	574		6%
Automotive	74	80		(8%	)	146	156		(6%	)

	1,204	1,145		5%		2,391	2,122		13%
Freight revenue / carload (dollars)

Total freight revenue per carload	1,449	1,389		4%		1,416	1,402		1%
Commodity groups:
Petroleum and chemicals	1,831	1,762		4%		1,808	1,731		4%
Metals and minerals	903	920		(2%	)	869	1,074		(19%	)
Forest products	2,473	2,292		8%		2,353	2,201		7%
Coal	829	740		12%		796	695		15%
Grain and fertilizers	1,940	1,903		2%		1,928	1,853		4%
Intermodal	1,003	917		9%		990	897		10%
Automotive	1,878	1,788		5%		1,788	1,750		2%

(1) Includes GLT as of May 10, 2004.

Certain of the comparative statistical data and related productivity measures have been restated to reflect changes to estimated statistical data previously reported and reclassified in order to be consistent with the 2005 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES (U.S. GAAP)

Free cash flow
The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less investing activities and dividends paid, and adjusted for significant acquisitions as they are not indicative of normal day-to-day investments in the Company’s asset base, calculated as follows:

	Three months ended		Six months ended
	June 30		June 30

In millions	2005	2004	2005	2004

Cash provided from operating activities	$785	$590	$1,368	$895

Less:
Investing activities	(249)	(781)	(398)	(765)
Dividends paid	(69)	(56)	(140)	(111)

Cash provided (used) before financing activities	467	(247)	830	19

Adjustments:
Change in accounts receivable sold	10	9	(43)	15
Acquisition of GLT	-	553	-	553

Free cash flow	$477	$315	$787	$587

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION
PRO FORMA CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)

(In millions, except per share data)

	Three months ended June 30				Six months ended June 30

	2005	2004	Variance		2005	2004	Variance
		pro forma (1)	Fav (Unfav)			pro forma (1)	Fav (Unfav)

	(Unaudited)
Revenues
Petroleum and chemicals	$271	$270	-		$546	$534	2%
Metals and minerals	214	205	4%		413	377	10%
Forest products	450	414	9%		854	783	9%
Coal	97	77	26%		176	148	19%
Grain and fertilizers	260	275	(5%	)	536	534	-
Intermodal	313	288	9%		600	516	16%
Automotive	139	143	(3%	)	261	273	(4%	)
Other items	94	89	6%		158	153	3%

	1,838	1,761	4%		3,544	3,318	7%

Operating expenses
Labor and fringe benefits	436	494	12%		935	957	2%
Purchased services and materials	196	196	-		402	412	2%
Depreciation and amortization	158	158	-		314	312	(1%	)
Fuel	179	132	(36%	)	345	266	(30%	)
Equipment rents	53	62	15%		100	122	18%
Casualty and other	103	108	5%		209	224	7%

	1,125	1,150	2%		2,305	2,293	(1%	)

Operating income	713	611	17%		1,239	1,025	21%
Interest expense	(78)	(87)			(153)	(180)
Other loss	(5)	(23)			(9)	(35)

Income before income taxes	630	501			1,077	810
Income tax expense	(214)	(163)			(362)	(261)

Net income	$416	$338			$715	$549

Operating ratio	61.2%	65.3%	4.1		65.0%	69.1%	4.1

Basic earnings per share	$1.50	$1.19			$2.55	$1.93
Diluted earnings per share	$1.47	$1.17			$2.51	$1.90

(1)	The pro forma figures reflect the Company's results of operations as if the Company had acquired GLT and BC Rail on January 1, 2004.

Certain of the 2004 comparative figures have been reclassified in order to be consistent with the 2005 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY PRO FORMA INFORMATION (U.S. GAAP)

	Three months ended June 30					Six months ended June 30

	2005	2004		Variance		2005	2004		Variance
		pro forma	(1)	Fav (Unfav)			pro forma	(1)	Fav (Unfav)

	(Unaudited)
Revenue ton miles (millions)

Petroleum and chemicals	7,617	7,792		(2%	)	15,675	15,726		-
Metals and minerals	4,101	4,492		(9%	)	8,394	8,895		(6%	)
Forest products	10,833	10,429		4%		21,073	20,085		5%
Coal	3,799	3,139		21%		7,184	6,359		13%
Grain and fertilizers	9,360	10,040		(7%	)	19,728	20,115		(2%	)
Intermodal	8,199	7,737		6%		15,962	14,727		8%
Automotive	841	905		(7%	)	1,641	1,739		(6%	)

	44,750	44,534		-		89,657	87,646		2%

Freight revenue / RTM (cents)

Total freight revenue per RTM	3.90	3.75		4%		3.78	3.61		5%
Commodity groups:
Petroleum and chemicals	3.56	3.47		3%		3.48	3.40		2%
Metals and minerals	5.22	4.56		14%		4.92	4.24		16%
Forest products	4.15	3.97		5%		4.05	3.90		4%
Coal	2.55	2.45		4%		2.45	2.33		5%
Grain and fertilizers	2.78	2.74		1%		2.72	2.65		3%
Intermodal	3.82	3.72		3%		3.76	3.50		7%
Automotive	16.53	15.80		5%		15.90	15.70		1%

Carloads (thousands)

Petroleum and chemicals	148	149		(1%	)	302	300		1%
Metals and minerals	237	263		(10%	)	475	488		(3%	)
Forest products	182	183		(1%	)	363	361		1%
Coal	117	104		13%		221	213		4%
Grain and fertilizers	134	144		(7%	)	278	288		(3%	)
Intermodal	312	313		-		606	573		6%
Automotive	74	80		(8%	)	146	156		(6%	)

	1,204	1,236		(3%	)	2,391	2,379		1%

Freight revenue / carload (dollars)

Total freight revenue per carload	1,449	1,353		7%		1,416	1,330		6%
Commodity groups:
Petroleum and chemicals	1,831	1,812		1%		1,808	1,780		2%
Metals and minerals	903	779		16%		869	773		12%
Forest products	2,473	2,262		9%		2,353	2,169		8%
Coal	829	740		12%		796	695		15%
Grain and fertilizers	1,940	1,910		2%		1,928	1,854		4%
Intermodal	1,003	920		9%		990	901		10%
Automotive	1,878	1,788		5%		1,788	1,750		2%

(1)	The pro forma figures reflect the Company's results of operations as if the Company had acquired GLT and BC Rail on January 1, 2004.

Certain of the comparative statistical data and related productivity measures have been restated to reflect changes to estimated statistical data previously reported and reclassified in order to be consistent with the 2005 presentation.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: July 21, 2005	By:	/s/ Cristina Circelli

		Name:	Cristina Circelli
		Title:	General Counsel